Exhibit 10.1

March 3, 2015

Robert Stebenne

541 Bellevue Avenue

Unit #4

Newport, RI 02840

Dear Bob:

Further to recent discussions in respect of your employment with Summer Infant (USA), Inc. we are pleased to offer you a full-time position as President and Chief Operating Officer of Summer Infant, Inc. (the “Parent”) and Summer Infant (USA), Inc., commencing on March 2, 2015.  This offer is being extended in consideration of the mutual covenants and agreements contained in this letter (“Letter”), which sets forth our mutual understanding and agreement regarding your employment pursuant to the following terms and conditions.

Position and Responsibilities

You will serve as President and Chief Operating Officer of Parent and Summer Infant (USA), Inc.  You will report to the Board of Directors of Parent (the “Board”) and will generally oversee the operations of the company, including Product Development & Marketing, Quality Assurance, HR, Sales and IT, and shall have such authority, power, responsibilities and duties as are inherent in your position and necessary to carry out your responsibilities and the duties required of you in such position.  The duties and services to be performed by you are collectively referred to herein as the “Services”.

You agree that you shall at all times conscientiously perform all of the duties and obligations assigned to you to the best of your ability and experience and in compliance with law. You agree to use your best efforts to promote the interests of Summer and to devote your full business time and energies to the business and affairs of Summer and the performance of your Services. You represent and warrant to Summer that your execution of this Letter and the performance of your Services to Summer shall not violate any obligations you may have to any former employer, person or entity, including, without limitation, any restrictive obligations that would prevent you from the performance of your Services to Summer or any obligation with respect to proprietary or confidential information of any other person or entity.

Compensation and Benefits

You will receive a bi-weekly (every two weeks) base salary of $11,538.46 (annualized equivalent of $300,000), subject to applicable withholding and other lawful deductions.  In addition to your base salary, you will be eligible to participate in our annual STI (Short Term Incentive) bonus program with a target equal to 100% of your base salary compensation. This plan provides the opportunity to earn a bonus up to 200% of your base salary (double your targeted bonus) based on Summer and personal performance.

You will also be eligible to participate in Parent’s long-term equity incentive plan as approved by the Compensation Committee (“Compensation Committee”) of the Board and in accordance with the 2012 Incentive Compensation Plan.  Subject to the approval of the Compensation Committee, you will be granted 250,000 stock options in accordance with the 2012 Incentive Compensation Plan upon commencement of employment.  We have agreed that these options will vest in equal monthly installments over the three-year period following the date of grant, and that in the event of a Change of Control (as defined in the CC Agreement described below), the vesting on such options shall accelerate in full upon the consummation of the Change of Control.

The specific mix and number of equity awards granted in future years as part of Summer’s annual equity grant program will be determined annually in line with the 2012 Incentive Compensation Plan and at the discretion of the Board and Compensation Committee.

You will also be eligible for our standard executive benefits subject to plan eligibility requirements. Summer’s current benefits include Medical benefits, Dental benefits, Vision Care, (available the first of the month following your date of hire), a 401K plan and match program (after 90 days), Long-Term Disability (after 90 days), a Flexible Spending Account, a Tuition Reimbursement Program (if eligible), generous Product Discounts and 20 days of Paid Time Off per year, accrued at a rate of 6.15 hours bi-weekly (PTO includes vacation, sick and personal time).

Summer will also provide you with a monthly automobile allowance of $750.00 per month, payable via payroll on the last pay date of each month.

Governing Law/At Will Employment

Your employment with us shall be governed by and interpreted in accordance with the laws of the State of Rhode Island. By execution and delivery of this Letter, you irrevocably submit to and accept the exclusive jurisdiction of the courts in the State of Rhode Island and waive any objection (including any objection to venue or any objection based upon the grounds of forum non conveniens) which might be asserted against the bringing of any such action, suit or other legal proceeding in such courts.

Your employment with Summer is “at will”, in that either you or Summer have the right to terminate the employment relationship at any time, with or without cause.  This status may only be altered by written agreement, which is specific as to all material terms and is signed by an authorized officer of Parent.  The terms of this employment letter do not, and are not, intended to create either an express and/or implied contract of employment with Summer for a definitive term.

Notwithstanding the foregoing, in the event that your employment is terminated by us without Cause (as defined below) or in the event that you terminate your employment for Good Reason (as defined below), then you shall be entitled to receive your base salary, then in effect, for a period of six months following the termination of your employment payable in accordance with Summer’s customary payroll periods and practices and shall be less applicable taxes and withholdings (the “Severance Consideration”). You shall not be entitled to receive the Severance Consideration in the event that: (i) you voluntarily leave your employment for any reason other than for Good Reason, (ii) your employment is terminated for Cause, or (iii) as the result of your death or Disability (as defined below).

You acknowledge and agree that our obligation to pay to you the Severance Consideration shall be conditioned upon you executing a General Release and Termination Agreement in favor of Summer.

“Cause” means the occurrence of one or more of the following: (1) your willful and continued failure to substantially perform your obligations under this Agreement, which failure continues for a period of at least 30 days after written demand for substantial performance has been delivered by the us to you which specifically identifies the manner in which you have failed to perform; (2) your willful conduct which constitutes misconduct and is materially and demonstrably injurious to the company, as determined in good faith by a vote of at least two-thirds of the non-Executive directors of the Board at a meeting of the Board at which you are provided an opportunity to be heard; (3) you are convicted of, or plead nolo contendere to a felony; or (4) you are convicted of, or plead nolo contendere to a misdemeanor based in dishonesty or fraud.

“Disability” means that you have been unable to perform your duties as the result of your incapacity due to physical or mental illness, and such inability, at least four (4) weeks after its commencement, is determined to be total and permanent by a physician selected by us or our insurers and acceptable to you or your legal representative (such agreement as to acceptability not to be unreasonably withheld).  Termination resulting from Disability may only be affected after at least thirty (30) days’ written notice by us of our intention to terminate your employment.  In the event that you resume the performance of substantially all of your duties before the termination of your employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

“Good Reason” means the occurrence of any of the following events, unless you have consented in writing thereto: (i) a material reduction in your base salary, STI target bonus or participation in Parent’s long-term equity incentive plan, other than as part of an across-the-board reduction in the compensation of members of senior management; (ii) a material diminution in your authority, duties or responsibilities; (iii) a relocation of your primary work location more than 30 miles from your current primary work location; or (iv) any breach by us of the material terms of this letter; provided, that within 90 days after the initial occurrence of any of the events or the initial existence of any of the conditions set forth in (i) through (iv) above, you deliver written notice to us of your intention to terminate your employment for Good Reason which specifies in reasonable detail the circumstances claimed to give rise to your right to terminate employment for Good Reason, and we fail to correct such conduct or condition after a period of 30 days following receipt of such notice. For purposes of this letter, “Good Reason” is intended to constitute an “involuntary separation” within the meaning of Treasury Regulation § 1.409A-1(n)(2).

In addition, you will be entitled to protection against a change of control of Parent pursuant to the terms of Parent’s standard Change of Control Agreement in the form attached hereto as Exhibit 1 (the “CC Agreement”).  The CC Agreement provides you, upon the occurrence of an event constituting a Change of Control, with certain Severance Benefits (as defined in the CC Agreement). In consideration of the Severance Benefits, you will be required to abide by the restrictive covenants contained in the CC Agreement.

Expense Reimbursement

Summer will pay and/or reimburse you for all expenses reasonably and necessarily incurred by you in the performance of your services while employed by us, including reasonable and customary travel related expenses consistent with our corporate travel policy. Such payment / reimbursement shall be made upon presentation of such receipts or other documentation, as we customarily require prior to making such payment or reimbursement.

Code Section 409A

If any provision of this letter (or of any payment of compensation, including benefits) would cause you to incur any additional tax or interest under Internal Revenue Code of 1986, as amended (“Code”), Section 409A or any regulations or Treasury guidance promulgated thereunder, we shall, after consulting with you, reform such provision to comply with Code Section 409A; provided that we agree to make only such changes as are necessary to bring such provisions into compliance with Code Section 409A and to maintain, to the maximum extent practicable, the original intent and economic benefit to you of the applicable provision without violating the provisions of Code Section 409A.

Notwithstanding any provision to the contrary in this letter, if you are deemed on the date of termination of employment to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is required to be delayed in compliance with Section 409A(a)(2)(B) such payment or benefit shall not be made or provided (subject to the last sentence hereof) prior to the earlier of (i) the expiration of the six-month period measured from the date of your “separation from service” (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of your death (the “Deferral Period”).  Upon the expiration of the Deferral Period, all payments and benefits deferred pursuant to this provision (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter shall be paid or provided in accordance with the normal payment dates specified for them herein.  Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits to you that would not be required to be delayed if the premiums therefor were paid by you, you shall pay the full cost of premiums for such welfare benefits during the Deferral Period and we shall pay (or cause to be paid) to you an amount equal to the amount of such premiums paid by you during the Deferral Period promptly after its conclusion.

Any reimbursements by Summer to you of any eligible expenses under this letter that are not excludable from your income for Federal income tax purposes (the “Taxable Reimbursements”) shall be made by no later than the earlier of the date on which they would be paid under our normal policies and the last day of your taxable year following the year in which the expense was incurred.  The amount of any Taxable Reimbursements, and the value of any in-kind benefits to be provided to you, during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.  The right to Taxable Reimbursements, or in-kind benefits, shall not be subject to liquidation or exchange for another benefit.

Payment of any Taxable Reimbursements under this Letter must be made by no later than the end of your taxable year following the taxable year in which you remit the related taxes.

Employment Documentation

Your employment with Summer is contingent upon your submission of satisfactory proof of your identity and legal authorization to work in the United States as well as completion of all employment related forms required by Summer.  If you fail to provide satisfactory documentation, federal law prohibits us from hiring you.

Other

During your employment, you will be required to abide by our code of conduct, policies and procedures as set forth in our Executive manual or as otherwise communicated to you in writing.

Please be advised that by accepting this offer of employment and in consideration of your employment with Summer, the grant of stock options in accordance with the terms hereof, and the Severance Consideration, you are agreeing to be bound by and adhere to the terms and conditions set forth in Appendix A, attached hereto and incorporated herein, which terms and conditions form a material condition to Summer in extending this Letter to you.

To accept this offer, please sign and date this Letter below (as well as Appendix A and Exhibit 1), keep a copy for your records, and return a copy to Human Resources.

Very truly yours,

Summer Infant, Inc.
Summer Infant (USA), Inc.

By:	/s/ Mark C. Strozik

Name:	Marc C. Strozil
Title:	SVP / Human Resources

I accept the terms employment as set forth in this letter and agree to be bound by the terms and conditions set forth in Appendix A, attached hereto.  I understand that my employment is “at will” and that either you or I can terminate my employment at any time, for any reason.  No oral commitments have been made concerning my employment.

Robert Stebenne	/s/ Robert Stebenne
Executive Name (please print)	Executive Signature

March 4, 2015
Date